

October 26, 2011

Via E-mail
Joseph P. Mullaney
President and Chief Executive Officer
SofTech, Inc.
59 Lowes Way, Suite 401
Lowell, MA 01851

   Re: **SofTech, Inc.**
      Amendment No. 1 to Registration Statement on Form S-1
      Filed September 27, 2011
      File No. 333-174818

Dear Mr. Mullaney:

   We have reviewed the above filing and your response letter dated September 27, 2011 and have the following comments, in addition to the oral comment issued on October 5, 2011. Where prior comments are referenced, they refer to our letter dated July 6, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Amendment No. 1 to Registration Statement on Form S-1 Filed September 27, 2011

General

1. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Plan of Distribution, page 13

2. We note your response to prior comment 9 regarding the status of certain selling shareholders as underwriters. However, we do not find your analysis dispositive. In this respect, we note that certain selling shareholders (the "Investors") are executive officers and/or directors of the company who purchased securities in the recapitalization transaction and have held such securities for less than one year. Additionally, although you assert that the purchases "were part of an investment for long-term purposes" and not made with a view to distribution, we note that the filing of this registration statement was contemplated by the recapitalization transaction and satisfies contractual registration rights granted to the Investors in connection therewith (notwithstanding the fact that ancillary justifications for the filing of the registration statement may also exist). Based on the foregoing, it is unclear whether the transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-

market offering being made pursuant to Rule 415(a)(4). Given the relationship of the Investors to the company, tell us why the offering should not be viewed as an indirect, primary transaction and why the Investors should not be viewed as underwriters. Refer to Interpretation 612.09 in our Securities Act Rules Compliance and Disclosure Interpretations, available on our website.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

3. We note your response to prior comment 11. However, your enhanced disclosure does not appear to have addressed all of our concerns. Accordingly, we reissue prior comment 11 in part and ask that you revise to state the current rate at which you are using capital in operations. Indicate whether the rate at which cash has been used in operations in the recent periods is consistent with your expectations regarding capital requirements during the next twelve months.

Certain Relationships and Related Transactions

Transactions with Joseph P. Mullaney, page 38

4. We note your response to prior comment 14 and the payment of $250,000 to Mr. Mullaney pursuant to the advisory agreement. However, it is unclear how Mr. Mullaney earned that amount, given that he does not appear to have identified investors who ultimately participated in the Recapitalization Transaction. Please advise.

Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms, page F-1

5. We note from your response to prior comment 15 that as a result of the update to include fiscal 2011 financial statements, both fiscal years have now been audited by the same public accounting firm and you believe you do not need to disclose the change in accountants. If a change in accountant occurred within 24 months prior to or in any period subsequent to the date of the most recent financial statements, then, based upon Item 304(a)(1) of Regulation S-K, disclosure of the change in accountant should be provided pursuant to Item 11(i) of Form S-1 and Item 304 of Regulation S-K. Accordingly, please revise your registration statement.

　　　　You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3735.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ Barbara C. Jacobs

　　　　　　　　　　　　　　　　　　Barbara C. Jacobs
　　　　　　　　　　　　　　　　　　Assistant Director

cc:　　　Via E-mail
　　　　Matthew J. Gardella, Esq.
　　　　Edwards Wildman Palmer LLP